Exhibit 99.1

Cognyte Releases Investor Presentation Highlighting Business Momentum in Advance of Annual Meeting

Details Decisive Actions Taken by Board and Management to Drive Improved Results and Deliver Long-Term Shareholder Value

Explains Why the Election of Value Base Fund’s Proposed Director Candidate Tal Yaacobi Would Weaken the Cognyte Board

Encourages Shareholders to Vote “FOR” Cognyte’s Independent Chairman Earl Shanks, “FOR” Chief Executive Officer Elad Sharon, “AGAINST” Tal Yaacobi, and “FOR” the Proposal to Approve the Amendments to Cognyte’s CEO Compensation Plan

HERZLIYA, Israel, August 20, 2024 – Cognyte Software Ltd. (NASDAQ: CGNT) (the “Company” or “Cognyte”), a global leader in investigative analytics software, today released a presentation to shareholders explaining why shareholders should vote to elect two of Cognyte’s key leaders – Chairman Earl Shanks and CEO Elad Sharon – to the Board of Directors (the “Board”) and support the CEO’s compensation plan by voting ahead of Cognyte’s Annual Meeting of Shareholders to be held on September 4, 2024.

The presentation is available at: https://www.cognyte.com/wp-content/uploads/2024/08/Cognyte_Presentation_to_Shareholders_August_2024.pdf  The presentation and other important information relating to the Annual Meeting can also be found at https://www.cognyte.com/investors/.

In the presentation, Cognyte highlights its business momentum, recent strategic initiatives, improved financial performance, refreshed Board composition, performance-based compensation structure, and commitment to ongoing enhancement of corporate governance and financial disclosure. The Company also provides information and analysis that demonstrates that electing Tal Yaacobi, a director candidate nominated by Value Base Fund, would weaken the Board. Finally, the Company demonstrates that the compensation plan aligns the Company’s pay with performance and is in-line with compensation at peer companies.

To help ensure Cognyte’s strong momentum and progress continues, the Board urges shareholders to support the current strategy and Board. Please vote “FOR” Earl Shanks and Elad Sharon and “AGAINST” the election of Tal Yaacobi, and “FOR” the proposal to approve the amendments to Cognyte’s CEO compensation plan.

Shareholders who have any questions or need assistance voting their shares should contact the Company’s proxy solicitor, Saratoga Proxy Consulting, at +1 (888) 368-0379 or +1 (212) 257-1311 or by email at info@saratogaproxy.com.

Advisors

Spotlight Advisors is serving as financial advisor, Paul Hastings LLP and Meitar are serving as legal advisors, Saratoga Proxy Consulting, LLC is serving as proxy advisor and FNK IR is serving as communications advisor to Cognyte Software.

About Cognyte Software Ltd.

Cognyte Software Ltd. is a global leader in investigative analytics software that empowers a variety of government and other organizations with Actionable Intelligence for a Safer World™. Our open interface software is designed to help customers accelerate and improve the effectiveness of investigations and decision-making. Hundreds of customers rely on our solutions to accelerate and conduct investigations and derive insights, with which they identify, neutralize, and tackle threats to national security and address different forms of criminal and terror activities. Learn more at www.cognyte.com.

Cautionary Statement Regarding Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are identified by use of the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “predicts,” “projects,” “should,” “views,” and similar expressions.

Any forward-looking statements contained herein are based on current expectations, but are subject to risks and uncertainties that could cause actual results to differ materially from those indicated, including, but not limited to, the impact and contributions of the slate of director nominees Cognyte has nominated, the projected growth of Cognyte’s business, and Cognyte’s ability to achieve its financial and business plans, goals and objectives and drive shareholder value, including with respect to its ability to successfully implement its strategy, and other risk factors discussed from time to time in Cognyte’s filings with the SEC, including those factors discussed under the caption “Risk Factors” in its most recent annual report on Form 20-F, filed with the Securities and Exchange Commission (“SEC”) on April 9, 2024, as amended on April 19, 2024 and in subsequent reports filed with or furnished to the SEC. Cognyte assumes no obligation and does not intend to update these forward-looking statements, except as required by law, to reflect events or circumstances occurring after today’s date.

Investor Relations Contact:

Rob Fink
FNK IR on behalf of Cognyte Software
cgnt@fnkir.com